

September 17, 2021

Jill Ramsey
Chief Executive Officer
A.K.A. Brands Holding Corp.
100 Montgomery Street, Suite 1600
San Francisco, California 94104

> **Re: A.K.A. Brands Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 13, 2021**
> **File No. 333-259028**

Dear Ms. Ramsey:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 70

1.　Please explain to us and disclose as appropriate how the number of shares outstanding as of June 30, 2021 of 120,799,880 pro forma and 129,591,085 pro forma as adjusted was determined as well as the difference between these two numbers.

DIlution, page 77

2.　Please tell us how you computed your pro forma as adjusted net tangible book deficit as of June 30, 2021, of $110.4 million.

Unaudited Pro Forma Consolidated Financial Information, page 79

3.   Please explain to us and disclose as appropriate the reason for the subtractive adjustment amount for the weighted average units/shares outstanding in the "Reorganization Transactions and Financing Transactions" column for each of the pro forma statements of operations presented.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 86

4.   In each of notes 6.1.A(c), 6.1.B(e), 7.1(b) and 8.1(b) you disclose the number of shares that will be issued to the equity owners and incentive unit holders of Excelerate, L.P. and New Excelerate, L.P. for all of their equity interests in such entities. For each note, the total value of such exchange is $190.9 million, however the number of shares differs in each note. Please explain to us and disclose as appropriate how the number of shares in each case was determined.

        You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk, Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jim Rowe